Exhibit 99.1

1 INVESTOR PRESENTATION TASE: SVRE Nasdaq: SVRE

2 FORWARD - LOOKING STATEMENTS This presentation and oral statements made regarding the subject of this presentation contain “forward - looking statements” that involve substantial risks and uncertainties. Such statements include, without limitation, references to the SaverOne 2014 Ltd. (the “Company’s”) prediction s o r expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strate gie s or expectations. Forward - looking statements include, but are not limited to, statements about: the ability of our technology to substantially improve the safe ty of drivers; our planned level of revenues and capital expenditures and our belief that our existing cash and the net proceeds from this offering will be sufficient to fun d our operations for at least the next 12 months; our ability to market and sell our products; our plans to continue to invest in research and development to develop t ech nology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in ea ch country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellec tua l property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interp ret ations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impa ct of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and li qui dity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID - 19 pandemic, and re sulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final Prospectus on Fro m 4 24b4 filed with the SEC on June 6 th, 2022 . In some cases, you can identify forward - looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “i ntend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or oth er comparable terminology intended to identify statements about the future. These forward - looking statements may not materialize, in whole or in part, or may material ize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations dis closed in our forward - looking statements, and you should not place undue reliance on our forward - looking statements. Actual results or events could differ mat erially from the plans, intentions and expectations disclosed in the forward - looking statements we make. You are cautioned not to place undue reliance on forward - looki ng statements. Except as otherwise indicated, the forward - looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law.

3 SaverOne system is a transportation and safety solution to prevent distracted driving. 3 The system manages the driver’s ability to text and interact with applications unrelated to driving while the vehicle is in motion.

4 SAVERONE AT A GLANCE Who is SaverOne Developed proprietary technology to stop cell phone distraction and promote safe driving What Do We Provide Advanced driver safety solution that identifies and monitors cell phones located in the driver’s vicinity and selectively blocks use of life - threatening applications What Do We Solve The Company’s patented solution eliminates mobile apps distractions, keeping the driver focused on the road, preventing accidents from happening Israel Headquarters 2014 Year Founded TASE: SVRE Nasdaq: SVRE 40+ Employees 40+ Active Customers 20+ Diverse IP Portfolio Approved & Pending 4 * IPO in June 2022

5 5 DISTRACTED DRIVING IS NOW A GLOBAL TRAFFIC SAFETY ISSUE $11M Average settlement cost for a fatal accident involving a commercial fleet driver (4) $850B+ Total economic costs of traffic accidents in the U.S. each year (2) 1.35M Annual traffic fatalities worldwide (1) $60B Amount distracted driving costs employers (3) Financial & Social Costs – In the U.S. alone, 1.6 million traffic accidents (5) and ~4,600 fatalities (6) are directly caused by cell phone distraction every year Difficult to Enforce – Hard to witness violation when the phone is in the driver’s lap – Not always a primary offence — drivers can’t get pulled over for only violating cell phone law Fines Don’t Discourage Actions – U.S. local texting - while - driving fines can range from $20 to $1,000 Increased Government Regulations – Regulators across the globe are attempting to combat this trend through increased regulatory activities 1) World Health Organization (WHO): Global status report on road safety 2018 2) NHTSA Study Shows Motor Vehicle Crashes Have $871 Billion Economic and Societal Impact on U.S. Citizens 3) LifeSaver: Distracted Driving: The Auto Insurance Industry’s $30 Billion Elephant in the Room 4) National Safety Council: Costs of Motor - Vehicle Injuries 5) National Safety Council Estimates That At Least 1.6 Million Crashes Are Caused Each Year by Drivers Using Cell Phones and Tex tin g 6) Mr. Auto Glass: Texting While Driving is Dangerous and Illegal

6 Automatically identifying which phone belongs to the driver Distinguishing dangerous applications, like texting and social media, from non - dangerous ones, like navigation Keeping the driver’s phone blocked while the vehicle is in motion Enabling fleet managers to decide which apps are permitted versus prohibited We do this by: SaverOne offers a complete solution to stop drivers from texting while driving. 6

7 01 Advanced RF Signal Processing & Analysis Selects and analyzes radio frequency (RF) signals from both inside and outside of the vehicle in real - time 05 AI & Deep Learning Algorithms Uses artificial intelligence to accurately define the boundaries of the driver’s area in each unique vehicle 02 Pinpoint Driver’s Phone Location Scans all cellular bands and to detect and identify driver’s mobile signal location 06 SafeMode Activation SaverOne app automatically disables the use of only life — threatening apps from all phones within the driver’s area 03 Automatic Activation & Deactivation SaverOne automatically activates upon car entry until the engine is turned off 07 Concealed Installation System and sensors are fully concealed in the vehicle, creating a safe driving environment and discouraging tampering 04 Selective Blocking Utilizes dynamic app authorization to prevent the use of dangerous mobile distraction apps, per the organization’s safety policy 08 Value - Added Services Rich contextual analysis from multiple data sources provides fleet managers with valuable insights to improve driver behavior SaverOne limits phone only within the “driver’s area.” Restrictions lift the moment a phone exits that space Multimodal Sensor Fusion Architecture SAVERONE’S UNIQUE ADVANTAGES

8 WE HAVE MULTIPLE VERTICALS TO FOCUS ON… Fleet Managers Mitigate costly accidents with improved driving behavior Public Transportation Prevents costly, dangerous accidents associated with buses, trains and other transit fleets Insurers Increase portfolio returns through accurate risk pricing Private Vehicle Increased confidence for families with young adult drivers Vehicle OEMS Partner with vehicle OEMs to expand market and fulfill potential regulatory requirements

9 ISRAEL HAS FUNCTIONED AS A MEGA PILOT PROGRAM, SHOWING SAVERONE’S GLOBAL POTENTIAL 30+ Pilots Across Israel 40+ Active Customers ~1,600 Devices Ordered ~1,000 Device Installations Diversity of customer base (commercial fleets, privates, governmental organizations) as well as diversity of automobile types (trucks, buses, private cars, etc.,) Israel has similar regulatory regime as Europe & the U.S. Israeli customers are demanding and exacting on technology performance, service offering and pricing Multiple active customers are international companies who can be targeted for future global expansion 9

10 POSITIVE USER TESTIMONIALS IN 90% OF PILOT TRIALS (1) Since I have installed the system, I no longer touch the phone while driving. After the system blocked me a few times, I adjusted quickly and got used to waiting for the car to stop before touching my mobile “ Asher Elmozino, CFO of Israel Subsidiary SaverOne doesn’t just block active use of the smartphone while driving, but also blocks the sending and receipt of text messages and notifications. I estimate that this system will prevent at least 20% of car accidents in Israel “ Shmuel Dadon, Safety Officer Based on our positive experience in Israel with SaverOne system, we will recommend to flex HQ to consider using SaverOne units in other flex ’ s sites in the globe “ Barak Yanir, CEO, Flextronics Israel Ltd, Migdal Haemek I tried to find a way to reduce the use of mobile among car users, through training and distribution of related information and more, but in the end a SaverOne system is the most effective tool for eradicating the phenomenon “ Eran Yitzhak Cohen, Traffic Safety Officer 90% Of surveyed customers would recommend SaverOne 80% Of surveyed customers believe SaverOne prevents Road Accidents to a “High Extent” Israel Subsidiary Kavim , an Israeli Bus Company Israel 10 1) Pilot program customers have provided their consents for these testimonials and such testimonials were made without compensat ion .

11 KEY TAKEAWAYS FROM OUR ISRAEL MEGA PILOT PROGRAM Improvements to the technology – such as improvements to the algorithms which identify, with more precision, the exact location of the driver’s area only. Improvements in learning our driver’s behavior and assisting fleet managers to assist their driver’s with embracing the Saverone solution. I mprovements to our business model by adding a monthly subscription fee to our all - inclusive one - time fee per unit. 11 Improvements to the customer experience – such as adapting SaverOne’s key technology to the specific handheld equipment used by different fleet.

12 THE NEW GEN 2.0 SOLUTION ENABLES RAPID GLOBAL EXPANSION Convert live pilots into commercial contracts within Israel 2022 Launch Gen 2.0 2023 Global expansion 2025+ Launch fully integrated OEM products Expand from automotive to other verticals Gen 2.0 Highlights New platform with an improved performance and adaptive configuration Supports 5 G cellular technology across the world Lower production costs to improve margin and competitive positioning Reduced instrument size, improving storage and installation

13 SAVERONE USES A MULTI - FACETED GLOBAL SALES EXPANSION STRATEGY TO ROLLOUT THE GLOBAL SAVERONE PRODUCT Expand to New Countries Enter New Industry Verticals Enhance Product Capabilities Prioritize countries and regions with tightening mobile phone regulations Tailor value added services to meet specific industry needs Vehicle Type Co - develop driver safety solution for new vehicle types with strategic partners (e.g. Kavim for Buses) Partner with regional distributors to identify commercial opportunities Integrate with OEMs Capabilities Expand mobile frequency support and system capabilities to drive future customer demand Partner with Israeli divisions of international companies to expand existing relationships into new territories Data Analytics Utilize data gathered from drivers and fleets to deliver value added services for new markets Europe United States Oceania Global reach Japan UAE 13 GLOBAL VEHICLE MARKET DATA - ~263 million vehicles on the road in the U.S. (1) - ~340 million vehicles on the road in Europe (2) - ~25 million vehicles on the road in New Zealand & Australia combined (3) - ~80 million new vehicles are added globally each year (4) 1) U.S. Department of Transportation, Federal Highway Administration: State Motor - Vehicle Registrations - 2015 2) ACEA (Association des Constructeurs Européens d’Automobiles) : Vehicles in use Europe, January 2021 3) New Zealand Ministry of Transport 2020: RD023 Vehicle fleet composition by region & Australian Bureau of Statistics: Motor Ve hic le Census, Australia 4) ACEA (Association des Constructeurs Européens d’Automobiles): New passager car registrations & New commercial vehicle registr ati ons (in units)

14 Israel Electric Corporation is the largest supplier of electrical power in Israel . IEC’s generating capacity is about 75% of the production capacity in Israel. 3,000 Fleet Size 12,600 Employees – A successful pilot on IEC’s Trucks was completed – IEC has ordered SaverOne systems for 300 trucks and intends to expand coverage for its entire fleet – SaverOne forecasts that IEC will order additional 1,500 units, towards full commercial deployment. Tnuva is an Israeli food creation and marketing company . The company holds a significant market share in the field of drinking milk production, dairy products and its marketing. 650 Fleet Size 6,500 Employees – A successful Proof of Concept trial was completed with 15 cars and 10 trucks – Tnuva placed a commercial order for 140 additional systems. – Tnuva is expected to order and deploy a total of 650 units across their entire fleet of trucks & cars. Kavim is an Israeli bus company based in Holon, operating as part of Israel’s public transportation system. 1,500 Fleet Size 2,700 Employees – Signed a contract for up to 1,500 units in January 2021 – Following a successful pilot (20 systems installed on buses) – Kavim has promoted SaverOne’s solution to other bus companies in Israel SAMPLE COMMERCIAL PIPELINE OPPORTUNITIES 40+ Active Customers ~1,600 Devices Ordered ~1,000 Device Installations Sales Efforts to Date in Israel 14

15 Osem - Nestle, part of Nestle global group, a global food manufacturer , HQ in Switzerland. Froneri is a global ice cream manufacturer , with HQ in the UK. It is the largest producer of ice cream in Europe by volume, and the second - largest in the world The Department of Transport of Abu - Dhabi , responsible for operating public transport and managing traffic monitoring centers , axle weights stations, logistical facilities of freight surface transport and roads sector • A successful pilot in 13 private cars and 10 Trucks of Osem - Nestle’s fleet was completed • Osem - Nestle Israel intends to equip their entire fleet of 700 vehicles with SaverOne system • SaverOne forecasts that Osem - Nestle Israel may expose SaverOne to its HQ, leading to an increased global presence. • SaverOne systems were installed in Froneri in two phases: ― Pilot: 15 private cars ― Commercial deployment: 41 additional private cars and 10 Trucks. • Froneri Israel intends to equip every new fleet vehicle with SaverOne system • SaverOne forecasts that Froneri Israel may expose SaverOne to Froneri HQ, leading to an increased global presence. • SaverOne signed an agreement to conduct a pilot in two of the Department’s City and Inter - city busses. • SaverOne has received indications that following a successful pilot phase, the Department promote regulation in Abu - Dhabi to include SaverOne system on all of it’s City and Intercity busses Factories (WW) 700 Fleet Size (Israel) 7 Locations 70 Fleet Size (Israel) 3,000 Employees 1.65M Transactions 35.5M Taxi Trips 2021 6,000 school & educational Buses 2022 SAMPLE COMMERCIAL PIPELINE OPPORTUNITIES

16 CUSTOMER CASE STUDY: FLEET MANAGEMENT DEPLOYMENT Flex Ltd. is a multinational electronics contract manufacturer. It is the fourth largest global electronics manufacturing services , original design manufacturer company by revenue $10.3BN Enterprise Value ~200,000 Employees 52 Years in Operation 20+ Years of Sustainable Manufacturing ~130 Global Locations Opportunity / Sourcing Background Use Case / Customer Relationship Trial Result / D eployment Plan • Flex Israel is a manufacturing partner of SaverOne’s products . Through this partnership, Flex learned of SaverOne’s driver safety value proposition • Flex Israel has chosen to Pilot SaverOne’s solution to endorse driver safety as a result of its growing challenges with fleet drivers and distracted driving caused by mobile phones • Driver safety is of the highest importance to Flex’s management • Flex approached SaverOne in a request to equip its entire Israeli fleet with SaverOne systems . The companies agreed to perform the implementation over three phases: Pilot (10 Vehicles) 1st phase (80 Vehicles) 2nd phase (160 Vehicles) • Following a successful pilot , the 1st phase has recently been completed. The 2nd phase is in process • Upon completing the phased rollout, the Company intends to promote SaverOne’s solution to Flex HQ located in the US and Singapore, contributing to SaverOne’s global expansion strategy via partners 16

17 VEHICLE MANUFACTURER (OEM) CASE STUDY – IVECO Q2 2021 Q4 2021 Q2 2022 Q3 2022 Q4 2022 2023 IVECO manufactures and markets commercial vehicles, with production sites in 7 countries in Europe, Asia, Africa, Oceania and Latin America. It has 4,200 sales and service outlets in over 160 countries. (1) IVECO annual sales exceeds 150,000 vehicles with turnaround > $10B Full scale up of SaverOne technology in IVECO’s new and existing vehicles IVECO approached SaverOne to evaluate integration of SaverOne technology in IVECO’s trucks SaverOne system showcased at IVECO’s HQ in Turin, Italy. Pilot program demonstrates the integrated safety solution IVECO aftermarket division starts selling SaverOne to IVECO’s customers for use in existing trucks Aftermarket solution SaverOne protection technology is integrated and sold as part of IVECO’s new trucks & busses WW OEM solution 1) Iveco S.p.A.: New Daily: the smart vehicle that future - proofs the customer’s business. The sales figures of IVECO represented ab ove are not necessarily indicative of the future sales of companies that incorporate our SaverOne solution into their vehicle s

18 The SaverOne system combines multiple protective features into a unique and compelling value proposition enabling it to combat distracted driving EFFECTIVE SOLUTION PROVIDES SUBSTANTIAL COMPETITIVE ADVANTAGE Camera - Based Solutions Software/Sensor Solutions Display Mirroring Applications Preventive Prevents access to immersive mobile apps (texting, social media) while the vehicle is in motion Only identify the driver’s mobile and alert. Doesn’t prevent the use prior to an accident Precise Automatically distinguishes between driver and passengers Automatically distinguishes between driver and passengers Solutions are unable to distinguish between the driver area and the rest of the vehicle Secure Concealed sensor is inaccessible by driver Driver can easily cover the camera Relies on driver cooperation; driver can opt out by manual removal of visible sensors or device software Selective Configuration policies enable fleet manager to distinguishes between permitted and prohibited apps Unable to limit use of specific mobile apps Some software distinguishes between permitted / prohibited apps Unable to limit use of specific mobile apps

19 EXPERIENCED MANAGEMENT TEAM Jacob Tenenboim Chairman ― Over 35 years of experience in management and entrepreneurship in the technology arena ― In addition to executing numerous M&A transactions, Jacob has led ~10 companies and startups to successful exits within various areas of the high - tech industry Ori Gilboa Chief Executive Officer ― Over 25 years of experience in the automotive and retail industry ― Prior to SaverOne, Ori served as CEO for James Richardson and the Negev Group, as well as General Manager of the auto division for Mayer’s cars and trucks Yossi Cohen Chief Operating Officer & Co - Founder ― Over 20 years of experience in leading global operations in the high - tech arena ― Prior to SaverOne, Yossi served as Senior Manager of Program Management & Business Operations with Motorola Solutions Tony Klein Chief Financial Officer ― Over 15 years of experience in the financial management of public companies ― Prior to SaverOne, Tony served as CFO for Electreon & Cannbit companies, as well as holding various senior management positions with PwC Aviram Meidan Vice President Research & Development ― Over 20 years of experience in automotive products’ development and global roll - out. ― Experienced in developing multidisciplinary systems and managing development groups Israel Eybi Chief Marketing and Sales Officer ― Over 25 years of experience in sales and business strategies ― Prior to SaverOne, Israel served as Chief Customer Officer at the Bezeq Group, as well as Chief Customer Officer at Pelephone.

20 CAPITALIZATION TABLE As of June 7, 2022 SaverOne 2014 Ltd. Ordinary Shares (1) ADS Equivalent (2) Shares Outstanding (3)(4) 23,735,706 4,747,141 Options (WAEP, ADS Adjusted: NIS 52.75, $16.95) (5) 797,382 159,476 Warrants ( WAEP, ADS Adjusted : NIS 19.42, $6.24) (5) 17,558,057 3,511,611 Fully Diluted Shares Outstanding 42,091,145 8,418,228 (1) Listed in Tel - Aviv (2) Each ADS represents five of our ordinary shares. (3) Excludes 52,618 ordinary shares reserved for future issuance under our equity incentive plan. (4) Assumes the exercise in full of 208,282 pre - funded warrants. (5) Calculated using the exchange rate reported by the Bank of Israel for December 31, 2021, at the rate of one U.S. dollar per N IS 3.11.

21 SAVERONE - THE WINNING FORMULA Talented Leaders – Strong management with 100+ years of combined experience – Clear mission, laser focus and demonstrated success – Deep knowledge in automotive safety and insurance Visionary, Disruptive Technology – Fast, accurate and robust identification of driver location – Global leadership in preventive solutions – Deep AI domain use Strong Market Validation – Demonstrated successful programs with top - tier global companies – Case study with major OEM to be replicated globally Recurring Value – Optimal SaaS product with a massive TAM – Growth engine for vehicle manufacturers to drive recurring value Humanitarian Signature – Potential to create a global, historic mark on humanity 21

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23 2019 Gen. 1.0 2022 Gen. 2.0 2023 Gen. 2.5 Semi - Integrated 2025 Gen. 3.0 Fully - Integrated Features Uses patented technology to eliminate mobile distractions while driving by disabling only the driver’s phone Support all cellular bands to operate globally, including 5G. Uses multi - modal to increase locating capabilities while reducing cost Minimized footprint to create compatibility with OEM/Tier - 1 architecture Further builds out the product capabilities to create seamless integration Compatibility Cars, Trucks All Vehicle Types All Vehicle Types All Vehicle Types Status Commercially Available Launched Q3 2019 Launch Q2 2022 Expected trough 2023 Design / Planning Expected by 2025 TAM Commercial & Private Aftermarket Commercial & Private Aftermarket OEM Tier 1 OEM Tier 1 OEM Tier 1 SAVERONE’S PRODUCT ROADMAP IN - CABIN DRIVER DISTRACTION PREVENTION, BASED ON THE MOBILE RF F OOTPRINT, USING SIGNAL PROCESSING AND AI OEM Tier 1

24 SELECTED CUSTOMERS AND STRATEGIC PARTNERS Technology and Telecom Government and Authorities Industry and Manufacturing Infrastructure and Natural Resources Transport and Vehicle Logistics and Transportation